March 28, 2005

VIA EDGAR

Jeffrey Riedler, Esq.

Anne Nguyen, Esq.

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

RE:	Exelixis, Inc.
Registration Statement on Form S-3
File No. 333-122079

Dear Mr. Riedler and Ms. Nguyen:

On behalf of Exelixis, Inc., we are submitting this letter, and Amendment No. 1 to the above-captioned registration statement, in response to the staff’s comment letter dated January 21, 2005 regarding the above filing. For your convenience, the staff’s comment is reproduced below in italics:

“Please tell us whether any of the selling security holders are broker-dealers or affiliates of a broker-dealer. If any selling security holders are broker-dealers, please revise to identify these security holders and clearly state that these security holders are underwriters unless the shares were issued as underwriting compensation. If any of the security holders are affiliates of a broker dealer, then revise to indicate whether these selling security holders purchased the shares in the ordinary course of business. We may have further comments upon review of your response.”

With the exception of Lazard Frères & Co. L.L.C., each of the selling stockholders named in the registration statement has returned to Exelixis a completed and signed questionnaire indicating that such stockholder is neither a broker-dealer nor an affiliate of a broker-dealer. Lazard has indicated that it is a broker-dealer.

In June 2003, Lazard and X-Ceptor entered into an investment banking engagement pursuant to which Lazard assisted X-Ceptor in finding a buyer (Exelixis) for X-Ceptor and provided further assistance in negotiating and consummating such transaction. Upon consummation of X-Ceptor’s sale to Exelixis on October 18, 2004, Lazard earned a fee of $1,500,000, which was paid in a combination of $1,350,000 and the 18,656 shares of Exelixis’ common stock being registered for resale on Lazard’s behalf.

Jeffrey Riedler, Esq.

Anne Nguyen, Esq.

March 28, 2005

Because Lazard earned the shares as compensation for investment banking services and represented in its questionnaire that, at the time it acquired such shares, it had no agreement or understanding, written or otherwise, with any person to distribute such shares, Exelixis respectfully submits that Lazard did not act as an underwriter in the acquisition transaction, is not acting as an underwriter in the resale of its compensatory shares of common stock and is not required to be identified as such in the registration statement.

We have added disclosure to the registration statement to clarify the foregoing and enclose for your convenience a marked copy of Amendment No. 1 to the registration statement, which is being filed simultaneously with this letter.

Thank you for your attention to this matter. Please direct any questions regarding this response to me at (415) 591-7069.

Sincerely,

/s/ Andrea Vachss Andrea Vachss

Cc:	Christoph Pereira, Esq.
Ken Ebanks, Esq.
Paul Rose, Esq.